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                             June 15, 2021

       Leonard Tannenbaum
       Chief Executive Officer
       AFC Gamma, Inc.
       525 Okeechobee Blvd., Suite 1770
       West Palm Beach, FL 33401

                                                        Re: AFC Gamma, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Filed on June 9,
2021
                                                            File No. 377-04997

       Dear Mr. Tannenbaum:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Maryse Mills-Apenteng at 202-551-
       3457 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Jeeho Lee